TALISMAN ENERGY PLANS THREE-FOR-ONE SHARE SPLIT

CALGARY, Alberta – March 3, 2004 – Talisman Energy Inc. plans to implement a three-for-one division, or 'share split', of its issued and outstanding common shares.  The decision, which has been approved by Talisman's Board of Directors, is subject to shareholder and regulatory approval.

Since 1998, the trading price of Talisman's Common Shares has increased from a high of $45.60 (US$32.19) to a high of over $74 (over US$57) in the last quarter of 2003.  The trading price of Talisman’s Common Shares has continued to increase this year, recently hitting an all time high of $81.80.  Talisman's Board of Directors believe that the share split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a “board lot” (100 shares) more affordable.

Shareholder approval will be sought at Talisman's annual and special meeting of shareholders scheduled for May 4, 2004 in Calgary, Alberta.  Subject to receipt of approval, it is currently expected that share certificates representing the additional shares resulting from the share split will be mailed on May 25, 2004 (the "Mailing Date") to shareholders of record as of the close of business on May 19, 2004, (the "Record Date").  Pursuant to the rules of the Toronto Stock Exchange, Talisman's common shares will commence trading on a subdivided basis at the opening of business on the second trading day preceding the Record Date. Pursuant to the rules of the New York Stock Exchange, the common shares will commence trading on a subdivided basis on that exchange one business day following the Mailing Date.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada, and through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

06-04